

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

March 30, 2010

<u>**Via U.S. mail**</u>

Mr. John F. Lundgren
Chairman and Chief Executive Officer
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, Connecticut 06053

      RE: The Stanley Works, Inc.
               Form 10-K for the fiscal year ended January 2, 2010
               File No. 001-5224

Dear Mr. Lundgren:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 1. Business, page 2</u>

1.   We note the disclosure of research and development expenditures in Note N to your consolidated financial statements. In future filings, please disclose any company-sponsored research and development expenditures in accordance with Item 101(c)(1)(xi) of Regulation S-K.

Cautionary Statements Under the Private Securities Litigation Reform Act . . ., page 35

2.	We note the disclosure here and that which precedes the Exhibit List involving the use of a disclaimer regarding the accuracy and investor use of the information in agreements included as exhibits to your Form 10-K. Please tell us how you determined that the use of disclaimers of this kind is consistent with your disclosure obligations. Please note that general disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, may not be sufficient when you are aware of material contradictory information.

Form 8-K filed March 12, 2010

3.	We note that you have not filed Exhibit A to Exhibit 10.5. Please file a complete copy of Amendment No. 2 to the Credit Agreement, including all exhibits thereto, with your next Exchange Act report.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or Jay Ingram, Legal Branch Chief at (202) 551-3397 if you have any questions.

Sincerely,

Pamela Long
Assistant Director

Cc: Don Allan, Chief Financial Officer (*via facsimile at* (877) 871-1966)